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                 [D & K HEALTHCARE RESOURCES, INC. LETTERHEAD]


                                                September 11, 1998




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Heather Maples

         Re: D & K Healthcare Resources, Inc. Registration Statement on Form S-2, File No. 333-60139

Ladies and Gentlemen:

         We hereby request withdrawal of the above-referenced Registration Statement. The Company has determined not to proceed with the offering of shares of its common stock contemplated by the Registration Statement because of current market conditions. None of the securities which were subject to the Registration Statement have been offered or sold.

         Please direct any comments or questions concerning this requested withdrawal to our counsel, John Gillis of Armstrong, Teasdale, Schlafly & Davis, phone number (314) 342-8007, fax number (314) 621-5065.

                                                Sincerely,

                                                D & K HEALTHCARE RESOURCES, INC.

                                                /s/Martin D. Wilson

                                                Martin D. Wilson
                                                President and Chief Operating
                                                Officer